PROTO SCRIPT PHARMACEUTICAL CORP.

9830 6th Street, Suite 103

Rancho Cucamonga, California 91730

November 17, 2016

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Proto Scrip Pharmaceutical Corp.

Amendment No. 2 to Form 8-K

Amendment No. 1 to Form 10-K for Fiscal Year Ended May 31, 2016

Filed November 7, 2016

File No. 333-175146

Dear Mr. Spirgel:

Proto Script  Pharmaceutical Corp. (f/k/a Yanex Group, Inc.), a Nevada corporation (the “Company”), has received and reviewed your letter dated November 16, 2016, pertaining to the Company’s above-referenced filings (the “Filings”) as filed with the Securities & Exchange Commission (the “Commission”).  Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated November 16, 2016:

Form 8-K filed November 7, 2016

1.

In your correspondence dated September 8, 2016, you stated your intention to change your year-end date to December 31, the fiscal year-end of the accounting acquirer. If true, please file an Item 5.03 of Form 8-K to provide the disclosure of such change.

RESPONSE:

We have filed the requested Form 8-K via EDGAR today.

Form 10-Q

2.

In light of your change in fiscal year end, please file Form 10-Qs for the quarters ended June 30, 2016 and September 30, 2016.

RESPONSE:

We have just received approval from our auditor to file our Form 10-Q for the quarter ended June 30, 2016 and expect to have it EDGARized and filed by tomorrow.  We will then work on filing our Form 10-Q for the quarter ended September 30, 2016 as soon as practicable.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/ Michelle Rico

Michelle Rico, Chief Executive Officer